Dvif-iep-nsar.doc

DREYFUS VARIABLE INVESTMENT FUND -
INTERNATIONAL EQUITY PORTFOLIO (the "Portfolio")

          MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Meeting of Shareholders of Dreyfus Variable
Investment Fund-International Equity Portfolio was held on
August 16, 2001.  Out of a total of 4,091,922.796 shares
("Shares") entitled to vote at a meeting, a total of 4,091,922.796 were represented at the Meeting, in person or by proxy. The following matter was duly approved of the holders of the International Equity Portfolio's outstanding
Shares as follows:

          To approve a Sub-Investment Advisory Agreement
          Between The Dreyfus Corporation and Newton Capital
          Management Limited.


     Affirmative Vote                        Negative  Vote

     3,645,620.665                           185,833.165